UNAUDITED CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
AS AT SEPTEMBER 30, 2020

CONSOLIDATED BALANCE SHEETS

(Unaudited) (In millions of U.S. dollars)	Notes	September 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	5	$890.6	$830.6
Short-term investments		6.6	6.1
Receivables and other current assets	7	108.5	72.2
Inventories	8	345.1	308.5
Assets classified as held for sale	10	45.6	45.6
		1,396.4	1,263.0
Non-current assets
Investments in associates	9	8.7	10.0
Property, plant and equipment	11	2,250.1	2,239.6
Exploration and evaluation assets	12	49.1	42.2
Restricted cash	6	30.8	28.1
Inventories	8	200.5	223.2
Other assets	13	74.2	56.0
		2,613.4	2,599.1
		$4,009.8	$3,862.1
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$207.1	$211.9
Income taxes payable		35.2	12.8
Current portion of provisions	14	14.7	4.8
Current portion of lease liabilities		18.0	13.4
Current portion of derivative liabilities	15	14.1	—
Current portion of long-term debt	17	7.5	4.6
Liabilities classified as held for sale	10	18.5	18.5
		315.1	266.0
Non-current liabilities
Deferred income tax liabilities		165.1	180.6
Provisions	14	372.4	374.6
Lease liabilities		51.1	45.4
Derivative liabilities	15	36.0	2.3
Long-term debt	17	463.7	403.9
Deferred revenue	18	177.5	170.5
Other liabilities		3.0	—
		1,268.8	1,177.3
		1,583.9	1,443.3
Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares	21	2,705.9	2,686.8
Contributed surplus		51.8	54.0
Accumulated deficit		(370.7)	(350.2)
Accumulated other comprehensive loss		(39.1)	(44.5)
		2,347.9	2,346.1
Non-controlling interests		78.0	72.7
		2,425.9	2,418.8
Contingencies and commitments	14(b), 29
		$4,009.8	$3,862.1
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)		Three months ended September 30,		Nine months ended September 30,
(In millions of U.S. dollars, except per share amounts)	Notes	2020	2019	2020	2019
Revenues		$335.1	$274.4	$894.2	$771.9
Cost of sales	24	257.0	251.6	727.9	743.4
Gross profit		78.1	22.8	166.3	28.5
General and administrative expenses		(11.1)	(9.9)	(31.7)	(30.9)
Exploration expenses		(5.7)	(7.7)	(19.1)	(27.2)
Other expenses	25	(19.8)	(6.7)	(48.7)	(32.6)
Earnings (loss) from operations		41.5	(1.5)	66.8	(62.2)
Share of net loss from investments in associates, net of income taxes	9	(0.3)	(0.2)	(1.3)	(1.2)
Finance costs	26	(5.8)	(3.0)	(17.3)	(10.1)
Foreign exchange gain (loss)		2.8	(5.3)	(1.2)	(7.0)
Interest income, derivatives and other investment gains (losses)	27	(36.6)	10.2	(33.1)	26.8
Earnings (loss) before income taxes		1.6	0.2	13.9	(53.7)
Income taxes	16	(9.3)	(8.6)	(27.2)	(13.9)
Net loss from continuing operations		(7.7)	(8.4)	(13.3)	(67.6)
Net earnings from discontinued operations	10	—	7.2	—	10.8
Net loss		$(7.7)	$(1.2)	$(13.3)	$(56.8)
Net earnings (loss) from continuing operations attributable to
Equity holders of IAMGOLD Corporation		$(11.6)	$(10.2)	$(20.5)	$(69.5)
Non-controlling interests		3.9	1.8	7.2	1.9
Net loss from continuing operations		$(7.7)	$(8.4)	$(13.3)	$(67.6)
Net earnings (loss) attributable to
Equity holders of IAMGOLD Corporation		$(11.6)	$(3.0)	$(20.5)	$(58.7)
Non-controlling interests		3.9	1.8	7.2	1.9
Net loss		$(7.7)	$(1.2)	$(13.3)	$(56.8)
Attributable to equity holders of IAMGOLD Corporation

Weighted average number of common shares outstanding (in millions) - Basic and diluted	22	473.8	468.0	471.9	467.9

Basic and diluted loss per share from continuing operations ($ per share)	22	$(0.02)	$(0.02)	$(0.04)	$(0.15)

Basic and diluted earnings per share from discontinued operations ($ per share)	22	$—	$0.02	$—	$0.02

Basic and diluted earnings (loss) per share ($ per share)	22	$(0.02)	$—	$(0.04)	$(0.13)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)		Three months ended September 30,		Nine months ended September 30,
(In millions of U.S. dollars)	Notes	2020	2019	2020	2019
Net loss		$(7.7)	$(1.2)	$(13.3)	$(56.8)
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to the statements of earnings (loss)
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities		1.6	(1.2)	3.0	(1.0)
Net realized change in fair value of marketable securities	19(a)	—	—	(4.9)	—
Tax impact		0.2	0.1	0.1	0.2
		1.8	(1.1)	(1.8)	(0.8)
Items that may be reclassified to the statements of earnings (loss)
Movement in cash flow hedge fair value reserve
Effective portion of changes in fair value of cash flow hedges	19(b)	11.9	(4.1)	(13.5)	1.5
Time value of options contracts excluded from hedge relationship	19(b)	16.6	(11.4)	8.1	3.2
Net change in fair value of cash flow hedges reclassified to the statements of earnings (loss)	19(b)	1.6	—	9.3	(1.6)
Tax impact		(1.4)	1.1	1.2	0.2
		28.7	(14.4)	5.1	3.3
Currency translation adjustment	9	(0.1)	(0.6)	—	0.8
		28.6	(15.0)	5.1	4.1
Total other comprehensive income (loss)		30.4	(16.1)	3.3	3.3
Comprehensive income (loss)		$22.7	$(17.3)	$(10.0)	$(53.5)

Comprehensive income (loss) attributable to:
Equity holders of IAMGOLD Corporation		$18.8	$(19.1)	$(17.2)	$(55.4)
Non-controlling interests		3.9	1.8	7.2	1.9
Comprehensive income (loss)		$22.7	$(17.3)	$(10.0)	$(53.5)
Comprehensive income (loss) arises from:
Continuing operations		$22.7	$(24.5)	$(10.0)	$(64.3)
Discontinued operations		—	7.2	—	10.8
Comprehensive income (loss)		$22.7	$(17.3)	$(10.0)	$(53.5)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)		Nine months ended September 30,
(In millions of U.S. dollars)	Notes	2020	2019

Common shares
Balance, beginning of the period		$2,686.8	$2,680.1
Issuance of common shares for share-based compensation	21	12.4	2.8
Issuance of common shares for exploration and evaluation asset acquisition	12	6.7	—
Balance, end of the period		2,705.9	2,682.9

Contributed surplus
Balance, beginning of the period		54.0	48.2
Issuance of common shares for share-based compensation		(7.2)	(2.8)
Share-based compensation		6.2	6.6
Other		(1.2)	(0.6)
Balance, end of the period		51.8	51.4

Retained earnings (Accumulated deficit)
Balance, beginning of the period		(350.2)	63.1
IFRS 16 transition adjustment		—	(0.5)
Adjusted balance, beginning of the period		(350.2)	62.6
Net loss attributable to equity holders of IAMGOLD Corporation		(20.5)	(58.7)
Balance, end of the period		(370.7)	3.9

Accumulated other comprehensive loss
Marketable securities fair value reserve
Balance, beginning of the period		(31.9)	(32.0)
Net change in fair value of marketable securities, net of income taxes		(1.8)	(0.8)
Balance, end of the period		(33.7)	(32.8)
Cash flow hedge fair value reserve
Balance, beginning of the period		(9.5)	(22.3)
Net change in fair value and time value of cash flow hedges recognized in property, plant and equipment	19(b)	2.1	0.1
Net change in fair value of cash flow hedges recognized in other comprehensive income, net of income taxes		5.1	3.3
Balance, end of the period		(2.3)	(18.9)
Currency translation adjustment
Balance, beginning of the period		(3.1)	(4.5)
Change for the period	9	—	0.8
Balance, end of the period		(3.1)	(3.7)
Total accumulated other comprehensive loss		(39.1)	(55.4)
Equity attributable to equity holders of IAMGOLD Corporation		2,347.9	2,682.8

Non-controlling interests
Balance, beginning of the period		72.7	60.0
Net earnings attributable to non-controlling interests		7.2	1.9
Dividends to non-controlling interests		(1.9)	(1.9)
Balance, end of the period		78.0	60.0
		$2,425.9	$2,742.8
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)		Three months ended September 30,		Nine months ended September 30,
(In millions of U.S. dollars)	Notes	2020	2019	2020	2019
Operating activities
Net earnings (loss)		$(7.7)	$(1.2)	$(13.3)	$(56.8)
Net loss from closed mines		0.2	0.2	0.8	8.2
Net loss related to open mines		(7.5)	(1.0)	(12.5)	(48.6)
Adjustments for:
Finance costs	26	5.7	2.8	16.7	9.4
Depreciation expense		68.3	70.2	194.1	203.1
Derivative (gain) loss	19	33.4	(7.0)	60.1	(18.6)
Income taxes	16	9.3	8.6	27.2	13.9
Interest income	27	(1.7)	(3.3)	(7.3)	(9.7)
Gain on establishment of the Rosebel UJV	4	—	—	(16.9)	—
Loss on redemption of 7% Senior Notes	27	22.5	—	22.5	—
Share of net loss (earnings) from investments in associates and incorporated joint ventures, net of income taxes	9	0.3	(7.0)	1.3	(14.8)
Other non-cash items	28(a)	(4.6)	10.5	10.7	33.7
Adjustments for cash items:
Dividends from related parties		—	—	—	2.1
Settlement of derivatives	19(b)	(6.8)	0.1	(14.5)	1.7
Disbursements related to asset retirement obligations		(0.1)	—	(0.2)	(0.2)
Other		—	—	—	(0.7)
Movements in non-cash working capital items and non-current ore stockpiles	28(b)	(3.3)	(13.6)	(41.2)	(40.8)
Cash from operating activities, before income taxes paid		115.5	60.3	240.0	130.5
Income taxes paid		(10.0)	(8.3)	(19.5)	(28.6)
Net cash from operating activities related to open mines		105.5	52.0	220.5	101.9
Net cash used in operating activities related to closed mines	28(c)	(0.4)	(0.2)	(1.6)	(1.4)
Net cash from operating activities		105.1	51.8	218.9	100.5
Investing activities
Capital expenditures for property, plant and equipment		(60.6)	(54.3)	(186.3)	(187.9)
Capitalized borrowing costs	26	(12.6)	(0.3)	(24.1)	(10.9)
Disposal of short-term investments (net)		—	33.5	—	101.4
Proceeds on the establishment of the Rosebel UJV	4	—	—	34.0	—
Interest received		1.0	3.0	5.9	9.9
Other investing activities	28(d)	4.3	0.2	2.3	0.5
Net cash used in investing activities related to open mines		(67.9)	(17.9)	(168.2)	(87.0)
Net cash used in investing activities related to closed mines		—	—	—	—
Net cash used in investing activities		(67.9)	(17.9)	(168.2)	(87.0)
Financing activities
Redemption of 7% Senior Notes	17(b)	(421.3)	—	(421.3)	—
Net proceeds from issuance of 5.75% Senior Notes	17(a)	443.6	—	443.6	—
Interest paid	26	(1.5)	(0.4)	(6.2)	(4.5)
Payment of lease obligations		(4.4)	(1.9)	(11.8)	(4.4)
Dividends paid to non-controlling interests		(0.5)	(0.5)	(1.9)	(1.9)
Proceeds from Equipment Loan	17(c)	—	—	10.9	23.3
Repayment of Equipment Loans	28(e)	(1.9)	(1.1)	(4.3)	(1.1)
Common shares issued for cash on exercise of stock options		2.4	—	5.0	—
Other financing activities		(1.2)	(0.8)	(3.7)	(2.3)
Net cash from (used in) financing activities related to open mines		15.2	(4.7)	10.3	9.1
Net cash used in financing activities related to closed mines		—	—	(0.5)	(0.9)
Net cash from (used in) financing activities		15.2	(4.7)	9.8	8.2
Effects of exchange rate fluctuation on cash and cash equivalents		6.3	(4.9)	(0.5)	(2.8)
Increase in cash and cash equivalents		58.7	24.3	60.0	18.9
Cash and cash equivalents, beginning of the period		831.9	609.7	830.6	615.1
Cash and cash equivalents, end of the period		$890.6	$634.0	$890.6	$634.0
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.
IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 and 2019
(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated) (Unaudited)
1.    CORPORATE INFORMATION
IAMGOLD Corporation (“IAMGOLD” or “the Company”) is a corporation governed by the Canada Business Corporations Act and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada, M5H 2Y4.
The principal activities of the Company are the exploration, development and operation of gold mining properties.
2.    BASIS OF PREPARATION
(a)    Statement of compliance
These unaudited condensed consolidated interim financial statements ("consolidated interim financial statements") of IAMGOLD and all of its subsidiaries, joint ventures and associates as at and for the three and nine months ended September 30, 2020, have been prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, and do not include all of the information required for annual consolidated financial statements. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed.
These consolidated interim financial statements should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes as at and for the year ended December 31, 2019.
These consolidated interim financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on November 4, 2020.
(b)    Basis of measurement
The consolidated interim financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 20.
(c)    Basis of consolidation
Subsidiaries, divisions and investments in joint ventures related to significant properties of the Company are accounted for as outlined below.

Name	Property – Location	September 30, 2020	December 31, 2019	Type of Arrangement	Accounting Method
Essakane S.A.	Essakane mine (Burkina Faso)	90%	90%	Subsidiary	Consolidation
Rosebel Gold Mines N.V.[1]	Rosebel mine (Suriname)	95%	95%	Subsidiary	Consolidation
Doyon division including the Westwood mine	Doyon division (Canada)	100%	100%	Division	Consolidation
Côté Gold division[2]	Côté Gold Project (Canada)	70%	70%	Division	Proportionate share
IAMGOLD Boto S.A.[3]	Boto Gold Project (Senegal)	90%	—	Subsidiary	Consolidation
Euro Ressources S.A.	France	90%	90%	Subsidiary	Consolidation
Société d'Exploitation des Mines d'Or de Sadiola S.A.[4]	Sadiola mine (Mali)	41%	41%	Incorporated joint venture	Equity accounting
Merrex Gold Inc.	Diakha-Siribaya Gold Project (Mali)	100%	100%	Subsidiary	Consolidation
1On April 22, 2020, Rosebel Gold Mines N.V. ("Rosebel") signed an Unincorporated Joint Venture (“Rosebel UJV”) agreement with Staatsolie Maatschappij Suriname N.V. (“Staatsolie”) relating to the concession areas within the Rosebel UJV Area of Interest, which includes Saramacca. The Rosebel UJV excludes the existing gross Rosebel mining concession, which is 95% owned by Rosebel and 5% owned by the Republic of Suriname. Rosebel holds a 70% participating interest and Staatsolie holds a 30% participating interest in the Rosebel UJV on behalf of the Republic of Suriname (refer to Note 4).
2The Company holds an undivided interest in the assets, liabilities, revenues and expenses of the Côté Gold division through an unincorporated joint venture.
3In accordance with the provisions of the mining code, a 10% free-carried interest in IAMGOLD Boto S.A. was transferred to the republic of Senegal in August 2020.
4As at December 31, 2019, equity accounting for the investment in Sadiola ceased as it met the criteria to be classified as held for sale and discontinued operations.
IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020

(d) Significant accounting judgments, estimates and assumptions
The preparation of consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities as at the date of the consolidated interim financial statements and reported amounts of revenues and expenses during the three and nine months ended September 30, 2020. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events which are believed to be reasonable under the circumstances. Actual results may differ from these estimates.
3. ADOPTION OF NEW ACCOUNTING STANDARDS AND NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE
(a) Adoption of new accounting standards
These consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2019.
(b) New accounting standards issued but not effective
The following new accounting standards were not yet effective for the three and nine months ended September 30, 2020, and have not been applied in preparing these consolidated interim financial statements.
IAS 16, Property, Plant and Equipment
The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The extent of the impact of adoption of this standard has not yet been determined.
4.    SARAMACCA
As per the Mineral Agreement, as amended, Rosebel had an obligation to establish an unincorporated joint venture (“Rosebel UJV”) with the Republic of Suriname related to the concession areas within the Rosebel UJV Area of Interest (which includes Saramacca), whereby Rosebel would hold a 70% participating interest and the Republic of Suriname would acquire the remaining 30% participating interest on a fully paid basis.
On April 22, 2020, Rosebel signed a UJV agreement (the “Agreement”) with Staatsolie Maatschappij Suriname N.V. (“Staatsolie”), which was designated by the Republic of Suriname to hold its 30% participating interest. The Rosebel UJV excludes the existing Gross Rosebel mining concession, which is 95% owned by Rosebel and 5% owned by the Republic of Suriname. Upon the establishment of the Rosebel UJV, Rosebel contributed the properties within the Rosebel UJV Area of Interest, including Saramacca, and Staatsolie acquired a 30% participating interest in the Rosebel UJV. Rosebel continues to hold a 70% participating interest in the Rosebel UJV.
Pursuant to the Agreement, Staatsolie was required to make an initial contribution equal to 30% of all operating and capital expenditures related to Saramacca, as well as 30% of all acquisition, exploration and development costs within the Rosebel UJV Area of Interest incurred by Rosebel up to March 31, 2020. At the time of signing the Agreement Staatsolie paid Rosebel an initial amount of $34.0 million toward an aggregate amount owing of $54.9 million. The remaining amount, in addition to ongoing operating and capital expenditures, will be paid out of Staatsolie’s gold entitlement from the Saramacca property until the outstanding amount is recovered. The remaining amount outstanding from Staatsolie is included in Receivables and other current assets (Note 7).
Upon the establishment of the Rosebel UJV, the Company derecognized 30% of the assets and liabilities related to the Rosebel UJV Area of Interest and recorded a gain of $16.9 million, which has been included under Interest income and derivatives and other investment gains (losses) in the Consolidated statements of earnings (loss) (note 27).
The Company continues to control the Rosebel UJV. Judgment was applied by the Company in determining the appropriate accounting treatment for its undivided interest in the Rosebel UJV assets and liabilities, and, based on interpretation of guidance under IFRS 11 Joint Arrangements, the Company has accounted for the Rosebel UJV by recording its 70% share of assets, liabilities, revenues and expenses in these Consolidated financial statements.
The following table represents the Company's 30% interest in the Rosebel UJV derecognized by the Company:

Carrying Amount
Property, plant and equipment	$35.2
Ore stockpiles	2.8
$38.0
IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020

The following table represents the Company’s gain recorded on the derecognition of the 30% interest in the Rosebel UJV.

Gross consideration receivable from Staatsolie	$54.9
Derecognition of the 30% interest in the Rosebel UJV	(38.0)
Gain on establishment of the Rosebel UJV	$16.9
5.    CASH AND CASH EQUIVALENTS

	September 30, 2020	December 31, 2019
Cash	$830.0	$755.8
Short-term deposits with initial maturities of three months or less	60.6	74.8
	$890.6	$830.6
6. RESTRICTED CASH
The Company had long-term restricted cash of $30.8 million as at September 30, 2020 (December 31, 2019 - $28.1 million), to guarantee the environmental indemnities related to the Essakane mine.
7.    RECEIVABLES AND OTHER CURRENT ASSETS

	Notes	September 30, 2020	December 31, 2019
Income taxes receivable		$6.4	$5.5
Receivables from governments[1]		56.1	39.1
Gold receivables		5.5	3.2
Other receivables		3.0	3.6
Receivable from Staatsolie	4	16.4	—
Total receivables		87.4	51.4
Prepayment for other assets		—	0.2
Marketable securities and warrants	20(a)	—	4.5
Prepaid expenses		11.6	11.0
Derivatives	20(a)	9.5	5.1
		$108.5	$72.2
1Receivables from governments relate primarily to value added tax.
8.    INVENTORIES

	September 30, 2020	December 31, 2019
Finished goods	$75.5	$68.2
Ore stockpiles	87.3	68.9
Mine supplies	182.3	171.4
	345.1	308.5
Non-current ore stockpiles	200.5	223.2
	$545.6	$531.7
For the three and nine months ended September 30, 2020, the Company recognized a net realizable value write-down in finished goods and ore stockpiles amounting to $nil and $nil (three and nine months ended September 30, 2019 - $nil and $0.1 million).
For the three and nine months ended September 30, 2020, the Company recognized a write-down in mine supplies inventories amounting to $2.2 million and $3.4 million (three and nine months ended September 30, 2019 - $0.5 million and $2.3 million).
For the three and nine months ended September 30, 2020, the Company recognized $nil and $nil, respectively, in Cost of sales for costs related to operating below normal capacity at Westwood (three and nine months ended September 30, 2019 - $nil and $16.3 million) and recognized $nil and $nil, respectively, in Cost of sales for costs related to operating below normal capacity at Rosebel (three and nine months ended September 30, 2019 - $13.2 million and $13.2 million).
IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020

9.    INVESTMENTS IN ASSOCIATES
The Company's investments in joint ventures, Sadiola and Yatela, were classified as held for sale as at September 30, 2020 and are presented as discontinued operations (refer to Note 10). As of the date of classification as held for sale, equity accounting for the investments ceased.

	INV Metals[1]	Sadiola[2]	Yatela[2]	Total
Balance, January 1, 2019	$5.0	$71.8	$—	$76.8
Purchase of additional common shares of associate[3]	5.0	—	—	5.0
Currency translation adjustment	1.4	—	—	1.4
Share of net earnings (loss), net of income taxes	(1.4)	(24.7)	0.1	(26.0)
Share of net earnings recorded as a reduction of the provision	—	—	(0.1)	(0.1)
Share of dividends received	—	(2.1)	—	(2.1)
Reclassification to assets and liabilities held for sale	—	(45.0)	—	(45.0)
Balance, December 31, 2019	10.0	—	—	10.0
Currency translation adjustment	—	—	—	—
Share of net loss, net of income taxes	(1.3)	—	—	(1.3)
Balance, September 30, 2020	$8.7	$—	$—	$8.7
1IAMGOLD includes results based on the latest publicly available information.
2The Company's incorporated joint ventures are not publicly listed.
3Associate relates to INV Metals Inc. ("INV Metals"), a publicly traded company incorporated in Canada. The Company's ownership interest in INV Metals as at September 30, 2020 was 35.6% (December 31, 2019 - 35.6%). On March 19, 2019, the Company participated in INV Metals' common shares public equity offering and acquired an additional 1.6 million common shares of INV Metals at a price of C$0.65 per share for an aggregate amount of $0.8 million (C$1.1 million). This acquisition allowed the Company to maintain a 35.6% ownership in INV Metals. On October 28, 2019, the Company participated in INV Metals' private placement of common shares and acquired an additional 13.9 million common shares of INV Metals at a price of C$0.40 per share for an aggregate amount of $4.2 million (C$5.6 million). This acquisition allowed the Company to maintain a 35.6% ownership in INV Metals.
10.    ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATIONS
Sadiola:
On December 20, 2019, the Company, together with its joint venture partner, AngloGold Ashanti Limited (“AGA”), entered into an agreement to sell their collective 82% interests in Société d'Exploitation des Mines d'Or de Sadiola S.A. ("Sadiola") to Allied Gold Corp. for a cash consideration of $105 million ($52.5 million each to the Company and AGA), payable as follows:
•$50 million upon the fulfillment or waiver of all conditions precedent and closing of the transaction ("Closing");
•Up to a further $5 million, payable 8 days after Closing, to the extent that the cash balance of Sadiola at Closing is greater than an agreed amount;
•$25 million upon the production of the first 250,000 ounces from the Sadiola Sulphides Project ("SSP"); and
•$25 million upon the production of a further 250,000 ounces from the SSP.
The transaction remains subject to the fulfillment, or waiver, of a number of conditions precedent, including the receipt of certain approvals and releases from the Government of Mali. In addition, upon the fulfillment or waiver of all conditions precedent to the transaction but immediately prior to Closing, Sadiola will pay a dividend of $15 million pro rata to its shareholders.
As of December 31, 2019, the Sadiola disposal group met the criteria to be classified as held for sale. The Company’s anticipated share of the proceeds was less than the carrying amount of the Company’s investment in and receivable from Sadiola. This was considered by the Company to be an indicator of impairment for both the Sadiola assets and the Company’s investment in and receivable from Sadiola.
As a result, an assessment was performed and an impairment loss of $36.3 million, for the Company's share of the impairment recognized by Sadiola for the difference between the fair value less cost of disposal ("FVLCD") of Sadiola's net assets and their carrying value, was recognized in Loss from discontinued operations in the Consolidated statements of earnings (loss) for the year ended December 31, 2019. The FVLCD was determined by calculating the fair value of the Company’s share of the consideration receivable from Allied Gold Corp. (level 3 of the fair value hierarchy). The fair value of the consideration comprised of $25.0 million cash receivable upon Closing, $2.5 million cash receivable after Closing, and $12.0 million being the fair value ascribed to the payments contingent on reaching the production milestones. The significant estimates and assumptions used in determining the fair value of the contingent payments were the production profile and discount rate.
An impairment loss of $9.4 million, estimated as the difference between the carrying value of the investment ($38.9 million) and loan receivable ($10.0 million) and the FVLCD, was also recognized in Loss from discontinued operations in the Consolidated statements of earnings (loss) for the year ended December 31, 2019.
IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020

In accordance with the pre-emptive rights in the Shareholders’ Agreement, the Company, together with its joint venture partner, AGA, entered into an agreement on September 11, 2020 to sell 2,050 shares of Sadiola each to the Government of Mali for cash consideration of $3.2 million ($1.6 million each to the Company and AGA), payable as follows:
•$1.5 million upon Closing;
•Up to a further $0.2 million, payable 8 days after Closing, to the extent that the cash balance of Sadiola at Closing is greater than an agreed amount;
•$0.75 million upon the production of the first 250,000 ounces from the SSP; and
•$0.75 million upon the production of a further 250,000 ounces from the SSP.
The Company and AGA also amended the agreement with Allied Gold Corp. whereby the number of shares to be acquired by Allied Gold Corp. was decreased by 4,100 shares and the cash consideration was decreased by $3.2 million. The Company’s total anticipated share of the proceeds from the sale of its 41% interest in Sadiola remains $52.5 million.
The Sadiola disposal group continues to meet the criteria to be classified as held for sale as the Company remains confident that the conditions precedent will be fulfilled and the sale will close.
The total carrying value of $45.6 million is presented as current assets held for sale.
Yatela:
On February 14, 2019, Sadiola Exploration Limited ("SADEX"), an entity jointly held by the Company and AGA, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Yatela, for consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a state entity, and also the creation of a dedicated state agency, notably in charge of Yatela mine rehabilitation and closure. As part of the transaction, and upon its completion, the Company will make a one-time payment of approximately $18.5 million to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine including those relating to rehabilitation, mine closure and the financing of social programs.
As of March 31, 2019, the Yatela disposal group met the criteria to be classified as held for sale. The net carrying value of the investment in Yatela before classification as held for sale was in a liability position of ($13.2 million). A loss of $5.3 million as a result of writing down the carrying amount of the disposal group to its fair value less costs to sell was included in Loss from discontinued operations. The total carrying value of ($18.5 million) is presented as current liabilities held for sale. The Yatela disposal group continues to meet the criteria to be classified as held for sale as the Company remains confident that the conditions precedent will be fulfilled and the sale will close.
Together the Sadiola and Yatela disposal groups are considered a separate geographical area of operation and have therefore been presented as discontinued operations in the Consolidated statement of earnings (loss).

	Notes	Assets held for sale - Sadiola	Liabilities held for sale - Yatela
Balance, December 31, 2018		$—	$—
Reclassification from Investments in associates and incorporated joint ventures	9	45.0	—
Reclassification from Other non-current assets		10.0	—
Reclassification from Provisions		—	(13.2)
Loss from discontinued operations		(9.4)	(5.3)
Balance, December 31, 2019		$45.6	$(18.5)
Balance, September 30, 2020		$45.6	$(18.5)
Earnings from discontinued operations is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Share of net earnings, net of income taxes	$—	$7.2	$—	$16.1
Loss on investment in Yatela	—	—	—	(5.3)
	$—	$7.2	$—	$10.8
IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020

11. PROPERTY, PLANT AND EQUIPMENT

	Construction in progress	Mining properties	Plant and equipment	ROU Assets: Plant and equipment	Total
Cost
Balance, January 1, 2019	$515.1	$2,719.3	$1,920.2	$—	$5,154.6
Adoption of IFRS 16	—	—	—	8.5	8.5
Additions[1]	137.4	100.1	105.7	19.7	362.9
Changes in asset retirement obligations	—	21.5	—	—	21.5
Disposals	—	—	(59.3)	(0.1)	(59.4)
Transfers within Property, plant and equipment	(157.5)	120.1	(2.6)	40.0	—
Transfers from Exploration and evaluation assets[2]	9.2	—	—	—	9.2
Balance, December 31, 2019	504.2	2,961.0	1,964.0	68.1	5,497.3
Additions[1]	81.0	92.9	52.0	23.8	249.7
Changes in asset retirement obligations	—	7.2	—	—	7.2
Disposals	—	—	(52.5)	(0.7)	(53.2)
Derecognition on the establishment of the Rosebel UJV	(2.0)	(32.1)	(1.3)	—	(35.4)
Transfers within Property, plant and equipment	(17.6)	16.7	0.7	0.2	—
Balance, September 30, 2020	$565.6	$3,045.7	$1,962.9	$91.4	$5,665.6

	Construction in progress	Mining properties	Plant and equipment	ROU Assets: Plant and equipment	Total
Accumulated Depreciation and Impairment
Balance, January 1, 2019	$—	$1,609.6	$1,108.9	$—	$2,718.5
Depreciation expense[3]	—	167.9	132.8	5.8	306.5
Disposals	—	—	(52.8)	—	(52.8)
Impairment	—	209.9	73.6	2.0	285.5
Transfers within Property, plant and equipment	—	—	(0.7)	0.7	—
Balance, December 31, 2019	—	1,987.4	1,261.8	8.5	3,257.7
Depreciation expense[3]	—	105.7	94.9	8.4	209.0
Disposals	—	—	(50.6)	(0.4)	(51.0)
Derecognition on establishment of the Rosebel UJV	—	(0.1)	(0.1)	—	(0.2)
Balance, September 30, 2020	$—	$2,093.0	$1,306.0	$16.5	$3,415.5
Carrying amount, December 31, 2019	$504.2	$973.6	$702.2	$59.6	$2,239.6
Carrying amount, September 30, 2020	$565.6	$952.7	$656.9	$74.9	$2,250.1
1For the three and nine months ended September 30, 2020, borrowing costs attributable to qualifying assets associated with the Essakane, Rosebel and Westwood mines and the Côté Gold, Boto Gold and Saramacca Projects totaling $6.6 million and $18.5 million (three and nine months ended September 30, 2019 - $6.2 million and $17.0 million) were capitalized.
2Refer to note 12.
3Excludes depreciation expense related to Corporate assets, which is included in General and administrative expenses.
12.    EXPLORATION AND EVALUATION ASSETS

	Diakha-Siribaya Gold Project	Fayolle Property	Other	Total
Balance, January 1, 2019	$36.6	$—	$10.7	$47.3
Exploration and evaluation expenditures[1,2]	—	—	6.4	6.4
Transfers to Property, plant and equipment[3]	—	—	(9.2)	(9.2)
Impairment charge	—	—	(2.3)	(2.3)
Balance, December 31, 2019	$36.6	$—	$5.6	$42.2
Acquired Exploration and evaluation assets[4]	—	6.9	—	6.9
Balance, September 30, 2020	$36.6	$6.9	$5.6	$49.1
1Other exploration and evaluation expenditures for the year ended December 31, 2019, included an option payment to Vanstar Mining Resources Inc. for the Nelligan exploration project of $1.8 million, in addition to $4.2 million in capitalized feasibility and other studies costs relating to the Boto Gold Project.
2For the year ended December 31, 2019, borrowing costs attributable to Exploration and evaluation assets totaling $0.4 million were capitalized.
3During the fourth quarter of 2019, capitalized costs related to the Boto Gold Project were transferred from Exploration and evaluation assets to Property, plant and equipment - Construction in progress (note 11).
4During the second quarter of 2020, the Company acquired the "Fayolle Property" from Monarch Gold Corporation in exchange for 1,851,145 common shares of IAMGOLD Corporation (note 21). The value of the share consideration of $6.7 million was capitalized to exploration and evaluation assets. An additional fee of $0.2 million was incurred during the third quarter 2020.
IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020

13.    OTHER NON-CURRENT ASSETS

	Notes	September 30, 2020	December 31, 2019
Marketable securities and warrants	20(a)	$14.5	$13.4
Advances for the purchase of capital equipment		7.9	12.4
Income taxes receivable		16.8	16.6
Bond fund investments		6.2	—
Royalty interests		5.6	5.6
Long-term prepayment[1]		4.4	4.6
Derivatives	20(a)	14.6	—
Other		4.2	3.4
		$74.2	$56.0
1On March 6, 2017, the Company signed an agreement with a third-party for the construction of a solar power plant to deliver power to the Essakane mine for a period of 15 years upon commissioning for active use. The solar power plant was commissioned for active use on June 1, 2018. A prepayment of $4.9 million was made in 2017 towards the purchase of power in connection with the agreement, and for the three and nine months ended September 30, 2020, $0.1 million and $0.2 million (three and nine months ended September 30, 2019 - $0.1 and $0.2 million) was utilized.
14.    PROVISIONS

	September 30, 2020	December 31, 2019
Asset retirement obligations	$374.1	$368.4
Other	13.0	11.0
	$387.1	$379.4
Current portion of provisions	$14.7	$4.8
Non-current provisions	372.4	374.6
	$387.1	$379.4
(a)    Asset retirement obligations
The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure for which the Company estimates future costs and recognizes a provision. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the mine life, changes in discount rates, changes in approved closure plans, changes in estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on the best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.
(b)Provisions for litigation claims and regulatory assessments
The Office of the Attorney General of Burkina Faso has commenced proceedings against IAMGOLD Essakane S.A. and certain of its employees relating to its practice of exporting carbon fines containing gold and silver from Burkina Faso to a third-party facility in Canada for processing and eventual sale. Upon the sale of the gold and silver extracted from the carbon fines, IAMGOLD Essakane S.A. has paid (and will pay in respect to the 2018 shipment when released) the same royalty as applicable under the Burkina Faso Mining Code to other gold and silver produced by Essakane. The proceedings are in respect of a number of alleged offences by IAMGOLD Essakane S.A. and certain of its employees from 2015 through 2018, and include allegations of misrepresenting the presence of government officials at the time of packaging and weighing, misrepresenting the amounts of gold and silver contained in the carbon fines to be exported by using false moisture rates and non-compliant weighing equipment, and failing to comply with customs and exchange control regulations. The Company is in the process of completing an internal review and, at this stage, other than in respect of certain notification and other regulatory violations, the Company believes it will be in a position to vigorously defend the various allegations. Moreover, to the extent that any of its estimates in terms of weight, moisture levels or gold and silver contained in such carbon fines may have been inaccurate, the estimates were made in good faith and the total royalty amounts paid to the Government of Burkina Faso in respect of the gold and silver contained in the relevant shipments and processed for IAMGOLD Essakane S.A. at the third-party facility were nevertheless correct as they were based on the final estimations of gold and silver contained in the carbon fines received by the third-party facility.
Since IAMGOLD Essakane S.A. has only been provided with a limited evidentiary basis for the allegations, no amounts have been recorded for any potential liability arising from the proceedings, as the Company cannot predict the outcome and any resulting penalties with any certainty.
IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020

15.    DERIVATIVE LIABILITIES

	Notes	September 30, 2020	December 31, 2019
Embedded derivative - Rosebel power purchase agreement[1]	20(a),20(b)	$26.9	$—
Derivatives	20(a),20(b)	23.2	2.3
		$50.1	$2.3
Current portion of derivative liabilities		$14.1	$—
Non-current portion of derivative liabilities		36.0	2.3
		$50.1	$2.3
1Rosebel has a power purchase agreement with the Government of Suriname. This agreement specifies both the quantity of power Rosebel is expected to purchase as well as the price per kilowatt hour.  An embedded derivative exists in the Rosebel power purchase agreement as increases in electricity prices are linked to the price of gold. This embedded derivative is accounted for separately from the host contract at fair value through profit or loss as the economic characteristics and risks of the host contract and the embedded derivative are not closely related. The Company recognized an embedded derivative liability of $26.9 million as at September 30, 2020 due primarily to the forward price of gold exceeding the minimum price threshold set in the agreement.
16.    INCOME TAXES
The Company estimates the effective tax rates expected to be applied for the full year and uses these rates to determine income tax provisions in interim periods. The impact of changes in judgments and estimates concerning the probable realization of losses, changes in tax rates, and foreign exchange rates are recognized in the interim period in which they occur.
The income tax expense for the three and nine months ended September 30, 2020 was $9.3 million and $27.2 million (three and nine months ended September 30, 2019 - $8.6 million and $13.9 million) and varied from the income tax expense calculated using the combined Canadian federal and provincial statutory tax rate of 26.5%. The variance was mainly due to net foreign earnings taxed at different tax rates and fluctuations in the mix of income for the recognition of certain tax benefits and related deferred tax assets.
17.    LONG-TERM DEBT AND CREDIT FACILITY

	Notes	September 30, 2020	December 31, 2019
5.75% Senior Notes	(a)	$442.5	$—
7% Senior Notes	(b)	—	388.1
Equipment Loans	(c)	28.7	20.4
		$471.2	$408.5
Current portion of long-term debt		$7.5	$4.6
Non-current portion of long-term debt		463.7	403.9
		$471.2	$408.5
(a)5.75% Senior Notes ("Notes")
On September 23, 2020, the Company completed the issuance of $450 million of Notes at face value due in 2028 with an interest rate of 5.75% per annum. The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021. The Notes are guaranteed by some of the Company's subsidiaries.
The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method.
Prior to October 15, 2023, the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a "make-whole" premium, plus accrued and unpaid interest.
After October 15, 2023, the Company may redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes) and accrued and unpaid interest on the Notes up to the redemption date. The redemption price for the Notes during the 12-month period beginning on October 15 of each of the following years is: 2023 – 104.313%; 2024 – 102.875%; 2025 - 101.438%; 2026 and thereafter - 100%.
Prior to October 15, 2023, using the cash proceeds from an equity offering, the Company may redeem up to 40% of the original aggregate principal amount of the Notes at a redemption price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, up to the redemption date.
The prepayment options are options that represent an embedded derivative asset to the Company and are presented as an offset to the Notes on the Consolidated balance sheets. The debt component was initially recognized at $454.2 million, which represented the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative at inception.
IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020

Subsequently, the debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative represents the prepayment options and is classified as a financial asset at fair value through profit or loss ("FVTPL"). The embedded derivative is recognized at fair value with changes in the fair value recognized in the Company’s Consolidated statements of earnings (loss). The fair value of the embedded derivative as at September 30, 2020 was $4.2 million (note 20(a)).
Under the indenture governing the Notes, if the Company makes certain asset sales it may use an amount equal to the net proceeds to repay certain debt obligations and/or reinvest, or commit to reinvest, in the Company’s business, within 365 days after the applicable asset sale. At the end of the 365-day period, if there remains $50 million or more of the net proceeds that the Company has not used in this manner, the Company would be required to use any such excess proceeds to offer to purchase the Notes at par in the manner described in the indenture.
The following are the contractual maturities related to the Notes, including interest payments:

	Payments due by period
Notes balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
September 30, 2020	$450.0	$658.8	$14.6	$51.8	$51.8	$540.6
December 31, 2019	$—	$—	$—	$—	$—	$—
1The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $7.5 million as at September 30, 2020 (December 31, 2019 – $nil). The carrying amount of the long-term debt also excludes the embedded derivative.
(b)7% Senior Notes ("7% Notes")
On March 16, 2017, the Company issued at face value $400 million of Notes due in 2025 with an interest rate of 7% per annum. The 7% Notes were denominated in U.S. dollars and were to mature on April 15, 2025. Interest was payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on October 15, 2017. The 7% Notes were guaranteed by some of the Company's subsidiaries.
On September 8, 2020, the Company issued a notice to redeem its 7% Notes for a total amount of $421.3 million and funded the redemption on September 29, 2020 and the indenture governing the 2025 Notes was satisfied and discharged on this date. The resulting loss of $22.5 million was recognized in Interest income and derivatives and other investment gains (loss) in the Consolidated statements of earnings (loss) (note 27).
(c)Equipment Loans
On June 27, 2019, the Company executed a €20.5 million (US$ 23.3 million) loan agreement with Caterpillar Financial Services Corporation (the “Equipment Loan”) with an interest rate of 5.23% per annum. The Equipment Loan, secured by certain mobile equipment at Essakane, matures on June 27, 2024 and is repayable in quarterly installments starting September 27, 2019. The Company incurred transaction costs of $0.3 million which have been capitalized and offset against the carrying amount of the Equipment Loan within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method.
On May 12, 2020, the Company executed a CFA 6.545 billion (US$10.9 million) loan agreement with Bank of Africa with an interest rate of 5.95% per annum (the "Equipment Loan"). The Equipment Loan, secured by certain mobile equipment, is due to mature on May 31, 2024 and is repayable in monthly installments beginning on June 30, 2020.
The loans are carried at amortized cost on the Consolidated balance sheets.
The following are the contractual maturities related to the Equipment Loans, including interest payments:

	Payments due by period
Equipment Loans balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
September 30, 2020	$28.9	$32.3	$9.0	$17.3	$6.0	$—
December 31, 2019	$20.7	$23.3	$5.6	$10.5	$7.2	$—
1The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Equipment Loans of $0.2 million as at September 30, 2020 (December 31, 2019 – $0.3 million).
(d)Credit facility
On February 26, 2020, the Company amended its $500 million credit facility with a maturity date of January 31, 2023. The Company further amended its credit facility on September 30, 2020. These amendments included, among other things, extending $472 million of credit available under the credit facility agreement to a maturity date of January 31, 2024.
On November 15, 2018, the Company amended its $250 million credit facility. These amendments included, amongst other things, increasing the credit facility to $500 million, extending the maturity to January 31, 2023, an option to increase commitments by $100 million, the ability to enter into leases of up to $250 million, the ability to enter into gold prepaid transaction(s) of no more than 225,000 ounces, and changes to the financial covenants including the
IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020

elimination of the Minimum Tangible Net Worth covenant. The Company was in compliance with its credit facility covenants as at September 30, 2020.
As of September 30, 2020, letters of credit worth $1.7 million were drawn against the credit facility for the guarantee of certain environmental indemnities (December 31, 2019 - $0.4 million).
(e)Uncollateralized surety bonds
As at September 30, 2020, C$215.3 million (September 30, 2020 - $161.6 million; December 31, 2019 - C$198.9 million, $153.4 million) of uncollateralized surety bonds were outstanding to guarantee the environmental indemnities related to the Doyon division and the Côté Gold Project. The uncollateralized surety bonds were issued pursuant to arrangements with international insurance companies.
(f)Performance bonds
As at September 30, 2020, performance bonds of C$39.1 million (September 30, 2020 - $29.4 million; December 31, 2019 - $nil) were outstanding to guarantee the Company's obligations in accordance with section 36 of the Fisheries Act (Canada) and for the Connection and Cost Recovery Agreement related to the Côté Gold Project.
18.    DEFERRED REVENUE
On January 15, 2019, the Company entered into a forward gold sale arrangement (the “Arrangement”) with a syndicate of banks whereby the Company received a cash prepayment of $169.8 million in exchange for delivering 12,500 ounces of gold per month in 2022, with a gold floor price of $1,300 per ounce and a cap price of $1,500 per ounce.
The Arrangement has been accounted for as a contract in the scope of IFRS 15 Revenue from Contracts with Customers whereby the cash prepayment has been recorded as deferred revenue in the consolidated balance sheets and will be recognized as revenue when deliveries are made. The prepayment represents a payment of the floor price of $1,300 per ounce. If the spot price on delivery of the gold ounces exceeds $1,300 per ounce, the Company will receive the difference between the spot price and $1,300 per ounce in cash, capped at $1,500 per ounce, which also will be recognized as revenue when the gold is delivered.
An interest cost, representing the significant financing component of the cash prepayment, is recognized as part of finance costs.
The following table summarizes the change in deferred revenue:

	Notes
Balance, January 1, 2019		$—
Prepayment from customers		169.8
Finance costs		0.7
Balance, December 31, 2019		$170.5
Finance costs	26	7.0
Balance, September 30, 2020		$177.5
19.    FINANCIAL INSTRUMENTS
(a)Financial assets measured at fair value through other comprehensive income
    Marketable securities fair value reserve
Share market price exposure risk is related to the fluctuation in the market price of marketable securities. The Company’s portfolio of marketable securities is not part of its core operations, and accordingly, gains and losses from these marketable securities are not representative of the Company’s performance during the period. Consequently, the Company has designated all of its investments in marketable securities to be measured at fair value through Other comprehensive income ("OCI"). The Company’s portfolio of marketable securities is primarily focused on the mining sector and relates entirely to investments in equity securities.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Proceeds from sale of marketable securities	$—	$—	$10.4	$—
Acquisition date fair value of marketable securities sold	—	—	(10.3)	—
Gain (loss) on sale of marketable securities recorded in OCI	—	—	0.1	—
Reduction in value of marketable securities	—	—	(5.0)	—
Net realized change in fair value of marketable securities	$—	$—	$(4.9)	$—
IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020

(b)Cash flow hedge fair value reserve
(i)Hedge gain/loss

	Gain (loss) recognized in cash flow hedge reserve		(Gain) loss reclassified or adjusted from cash flow hedge reserve
	Three months ended September 30, 2020	Nine months ended September 30, 2020	Three months ended September 30, 2020	Nine months ended September 30, 2020

Exchange rate risk
Canadian dollar option contracts	$4.4	$7.5	$—	$1.5
Canadian dollar forward contracts	2.5	4.5	(0.4)	(0.4)
Crude oil option contracts	5.0	(25.5)	1.9	8.2
Gold bullion option contracts	—	—	—	—
	11.9	(13.5)	1.5	9.3
Time value of option contracts excluded from hedge relationship	5.4	(3.1)	13.3	13.3
	$17.3	$(16.6)	$14.8	$22.6

	Gain (loss) recognized in cash flow hedge reserve		(Gain) loss reclassified or adjusted from cash flow hedge reserve
	Three months ended September 30, 2019	Nine months ended September 30, 2019	Three months ended September 30, 2019	Nine months ended September 30, 2019

Exchange rate risk
Canadian dollar option contracts	$—	$0.5	$—	$—
Canadian dollar forward contracts	(0.3)	1.0	(0.2)	(0.3)
Euro option contracts	(1.6)	(2.0)	0.4	0.8
Crude oil option contracts	(2.2)	2.0	(0.1)	(2.0)
	(4.1)	1.5	0.1	(1.5)
Time value of option contracts excluded from hedge relationship	(11.4)	3.2	—	—
	$(15.5)	$4.7	$0.1	$(1.5)

	(Gain) loss reclassified or adjusted from cash flow hedge reserve to:		(Gain) loss reclassified or adjusted from cash flow hedge reserve to:
	Three months ended September 30, 2020	Three months ended September 30, 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019

Consolidated balance sheets
Property, plant and equipment	$2.0	$0.1	$2.1	$0.1
Consolidated statements of earnings (loss)
Cost of sales	11.6	0.1	18.4	(1.4)
General and administrative expenses	1.2	(0.1)	2.1	(0.2)
Total	$14.8	$0.1	$22.6	$(1.5)
There was no hedge ineffectiveness for the three and nine months ended September 30, 2020 and 2019.
(ii)Currency exchange rate risk
Movements in the Canadian dollar (C$) against the U.S. dollar ($) have a direct impact on the Company’s consolidated interim financial statements.
The Company manages its exposure to the Canadian dollar by executing option and forward contracts. The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditure requirements at some of its mine sites, corporate offices and development projects.
The Company has designated option and forward contracts as cash flow hedges for its highly probable forecasted Canadian dollar expenditure requirements. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The change in fair value of the time value component of options is recorded in OCI as a cost of hedging.
IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020

As at September 30, 2020, the Company's outstanding derivative contracts which qualified for hedge accounting and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings (loss) and Property, plant and equipment balance on the Consolidated balance sheets are as follows:

	2020	2021	2022	2023	Total
Cash flow hedges
Exchange rate risk
Canadian dollar forward and option contracts (millions of C$)	68	252	210	185	715
Rate range ($/C$)[1]	1.30 - 1.40	1.30 - 1.47	1.30 - 1.48	1.30 - 1.46
1The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options within the given range in 2020 through 2023. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.
Additional information on hedging instruments and hedged forecast transactions related to currency exchange rate risk as at September 30, 2020 and December 31, 2019 is as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at September 30, 2020	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Canadian dollar option contracts	$11.7	$(0.1)	$4.6	$4.6	$(4.6)
Canadian dollar forward contracts	4.1	—	2.0	2.0	(2.0)
	$15.8	$(0.1)	$6.6	$6.6	$(6.6)

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2019	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Canadian dollar option contracts	$1.4	$—	$—	$—	$—
Canadian dollar forward contracts	—	—	0.1	0.1	(0.1)
Euro option contracts	—	—	(1.1)	(1.1)	1.1
	$1.4	$—	$(1.0)	$(1.0)	$1.0
(iii)Oil and fuel market price risk
Low sulfur diesel and fuel oil are key inputs to extract tonnage and, in some cases, to wholly or partially power operations, and construction and development activities. Brent crude oil and West Texas Intermediate ("WTI") crude oil prices are components of diesel and fuel oil costs, respectively, such that changes in the price of crude oil directly impacts diesel and fuel oil costs. The Company established a hedging strategy to limit the impact of fluctuations in crude oil prices and to economically hedge future consumption of diesel and fuel oil at the Rosebel and Essakane mines. During the third quarter 2020, the Company established a hedging program to limit the impact of fluctuations in crude oil prices to economically hedge future consumption of diesel and fuel oil to be used in the construction and development of the Côté Gold Project.The Company has designated option contracts as cash flow hedges for the crude oil component of its highly probable forecasted low sulfur diesel and fuel oil purchases.
IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020

As at September 30, 2020, the Company’s outstanding crude oil derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings (loss) and the Property, plant and equipment balance on the Consolidated balance sheets are as follows:

	2020	2021	2022	2023	Total
Brent crude oil option contracts (barrels)[1]	144	588	520	170	1,422
Option contracts with strike prices at ($/barrel)[2]	50 - 65	54 - 65	50 - 65	50 - 65
WTI crude oil option contracts (barrels)[1]	120	514	573	395	1,602
Option contracts with strike prices at ($/barrel)[2]	43 - 60	34 - 62	38 - 62	40 - 60
1Quantities of barrels are in thousands.
2The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2020 through 2023. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.
Additional information on hedging instruments and hedged forecast transactions related to oil and fuel market price risk as at September 30, 2020 and December 31, 2019 was as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at September 30, 2020	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Brent crude oil option contracts	$—	$(14.4)	$(11.5)	$(11.5)	$11.5
WTI crude oil option contracts	—	(8.7)	(7.3)	(7.3)	7.3
	$—	$(23.1)	$(18.8)	$(18.8)	$18.8

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2019	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Brent crude oil option contracts	$1.8	$(1.3)	$0.9	$0.9	$(0.9)
WTI crude oil option contracts	1.9	(1.0)	0.9	0.9	(0.9)
	$3.7	$(2.3)	$1.8	$1.8	$(1.8)
(iv)Gold bullion market price risk
Movements in the spot price of gold have a direct impact on the Company’s consolidated financial statements as gold bullion is sold at prevailing market prices which fluctuate in line with market forces.
During the third quarter 2020, the Company established a hedging program to manage its exposure to the gold spot price by executing option contracts. The Company’s objective is to hedge the exposure of forecasted gold bullion sales transactions to the uncertainty surrounding future fluctuations in the gold spot price.
The Company has designated option contracts as cash flow hedges for its highly probable forecasted gold bullion sales upon entering into gold option contracts during the third quarter 2020. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The changes in fair value of the time value component of options is recorded in OCI as a cost of hedging and reclassified to earnings (loss) when revenue for the underlying gold sale is recognized.
As at September 30, 2020, the Company’s outstanding gold bullion derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings (loss), are as follows:

	2021	2022	Total
Gold bullion option contracts (ounces)[1]	114	18	132
Price range ($/ounce)[2]	1,800 - 3,000	1,800 - 3,000
1Quantities of gold bullion are in thousands
2The Company executed gold bullion collar options, which consist of put and call options with strike prices within the given range in 2021 through 2022. The Company will incur a gain from the difference between a lower market price and the put strike price. The Company will recognize a loss from the difference between a higher market price and the call strike price.
IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020

Additional information on hedging instruments and hedged forecasted transactions related to gold bullion market price risk as at September 30, 2020 and December 31, 2019 was as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at September 30, 2020	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Gold bullion option contracts	$8.3	$—	$—	$—	$—
	$8.3	$—	$—	$—	$—

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2019	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Gold bullion option contracts	$—	$—	$—	$—	$—
	$—	$—	$—	$—	$—
(c)Gain (loss) on non-hedge derivatives and warrants
Gains and losses on non-hedge derivatives, including embedded derivatives and warrants are included in Interest income, derivatives and other investment gains (losses) (note 27) in the Consolidated statement of earnings (loss).
These gains and losses relate to the Company's fair value movements of the embedded derivative related to prepayment options for the 7% Notes (note 17(b)), the embedded derivative related to the Rosebel power purchase agreement (note 15) and warrants associated with investments in marketable securities.

		Three months ended September 30,		Nine months ended September 30,
	Notes	2020	2019	2020	2019
Non-hedge derivative contract		$—	$—	$—	$0.1
Embedded derivatives	15,17(b)	(20.6)	6.9	(38.9)	15.4
Warrants and other		—	0.1	(0.7)	1.5
	27	$(20.6)	$7.0	$(39.6)	$17.0

20.    FAIR VALUE MEASUREMENTS
The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the entity can access at the measurement date.
•Level 2 inputs are inputs other than quoted prices included within Level 1 which are observable for the asset or liability, either directly or indirectly such as those derived from prices.
•Level 3 inputs are unobservable inputs for the asset or liability.
There have been no changes in the classification of the financial instruments in the fair value hierarchy since December 31, 2019.
IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020

(a)Financial assets and liabilities measured at fair value on a recurring basis
The Company’s fair values of financial assets and liabilities were as follows:

	September 30, 2020
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$890.6	$890.6	$—	$—	$890.6
Short-term investments	6.6	6.6	—	—	6.6
Restricted cash	30.8	30.8	—	—	30.8
Marketable securities and warrants	14.5	14.1	—	0.4	14.5
Bond fund investments	6.2	6.2	—	—	6.2
Derivatives
Currency contracts	15.8	—	15.8	—	15.8
Gold bullion contracts	8.3	—	8.3	—	8.3
Embedded derivative - Prepayment options on 5.75% Senior Notes	4.2	—	4.2	—	4.2
	$977.0	$948.3	$28.3	$0.4	$977.0
Liabilities
Derivatives
Currency contracts	$(0.1)	$—	$(0.1)	$—	$(0.1)
Crude oil contracts	(23.1)	—	(23.1)	—	(23.1)
Embedded derivative - Rosebel power purchase agreement	26.9	—	26.9	—	26.9
Long-term debt - 5.75% Senior Notes[1]	(454.2)	(439.7)	—	—	(439.7)
Long-term debt - Equipment Loans[2]	(28.9)	—	(29.4)	—	(29.4)
	$(479.4)	$(439.7)	$(25.7)	$—	$(465.4)
1The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $7.5 million as at September 30, 2020.
2The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Equipment Loans of $0.2 million as at September 30, 2020.

	December 31, 2019
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$830.6	$830.6	$—	$—	$830.6
Short-term investments	6.1	6.1	—	—	6.1
Restricted cash	28.1	28.1	—	—	28.1
Marketable securities and warrants	17.9	7.4	4.5	6.0	17.9
Derivatives
Currency contracts	1.4	—	1.4	—	1.4
Crude oil contracts	3.7	—	3.7	—	3.7
Embedded derivative - Prepayment options on 7% Senior Notes	12.0	—	12.0	—	12.0
	$899.8	$872.2	$21.6	$6.0	$899.8
Liabilities
Derivatives
Crude oil contracts	$(2.3)	$—	$(2.3)	$—	$(2.3)
Long-term debt - 7% Senior Notes[1]	(400.0)	(416.8)	—	—	(416.8)
Long-term debt - Equipment Loans[2]	(20.7)	—	(20.8)	—	(20.8)
	$(423.0)	$(416.8)	$(23.1)	$—	$(439.9)
1The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $4.1 million as at December 31, 2019. The carrying amount of the long-term debt also excludes the embedded derivative.
2The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Equipment Loans of $0.3 million as at December 31, 2019.
IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020

(b)Valuation techniques
Cash, cash equivalents, short-term investments and restricted cash
Cash, cash equivalents, short-term investments and restricted cash are included in Level 1 due to the short-term maturity of these financial assets.
Marketable securities and warrants
The fair value of marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market which is the principal active market for the particular security. The fair value of warrants included in Level 2 is obtained through the use of Black-Scholes pricing model, which uses share price inputs and volatility measurements. The fair value of investments in equity instruments which are not actively traded is determined using valuation techniques which require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company uses the latest market transaction price for these securities, obtained from the entity, to value these marketable securities.

Marketable securities included in level 3
Balance, December 31, 2019	$6.0
Reduction in value of marketable securities	(5.0)
Change in fair value reported in Other comprehensive income (loss), net of income taxes	(0.6)
Balance, September 30, 2020	$0.4
Bond fund investments
The fair value of bond fund investments included in Level 1 is measured using quoted prices (unadjusted) in active markets.
Derivatives
For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company then calculates a credit valuation adjustment to reflect the counterparty’s or the Company’s own default risk. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.
Embedded derivatives - Prepayment options on notes
The fair value of the embedded derivatives as at September 30, 2020 was $4.2 million and is accounted for at FVTPL. The valuation is based on the discounted cash flows at the risk-free rate to determine the present value of the prepayment option. Key inputs used in the valuation include the credit spread, volatility parameter and the risk-free rate curve. Valuation of the prepayment option is therefore classified within Level 2 of the fair value hierarchy.
Embedded derivative - Rosebel power purchase agreement
The fair value of the embedded derivative on Rosebel's power purchase agreement as at September 30, 2020 was $26.9 million and is accounted for at FVTPL. Included in the power purchase agreement is a price escalator which results in increases in electricity prices linked to the price of gold. The valuation is based on the discounted estimated incremental cash flows above the baseline power price at the risk-free rate to determine the present value of the price escalator. Key inputs used in the valuation include the credit spread, volatility parameter, the risk-free rate curve and future gold price estimates. Valuation of the price escalator is therefore classified within Level 2 of the fair value hierarchy.
Senior Notes
The fair value of Senior Notes required to be disclosed is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy. The fair value of the 5.75% Senior Notes as at September 30, 2020 was $439.7 million (7% Senior Notes: December 31, 2019 - $416.8 million).
Equipment Loans
The fair value of the Equipment Loans required to be disclosed is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating to future cash flows and is therefore classified within Level 2 of the fair value hierarchy. The fair value of the Equipment Loans as at September 30, 2020 was $29.4 million (December 31, 2019 - $20.8 million).
Other financial assets and liabilities
The fair value of all other financial assets and liabilities of the Company approximate their carrying amounts.
IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020

21.    SHARE CAPITAL
The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

		Nine months ended September 30,
Number of common shares (in millions)	Notes	2020	2019
Outstanding, beginning of the period		469.0	466.8
Issuance of shares for share-based compensation		2.9	1.2
Issuance of shares for Exploration and evaluation asset acquisition	12	1.9	—
Outstanding, end of the period		473.8	468.0
22.    EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share computation

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Numerator
Net loss from continuing operations attributable to equity holders of IAMGOLD	$(11.6)	$(10.2)	$(20.5)	$(69.5)
Net earnings from discontinued operations attributable to equity holders of IAMGOLD	—	7.2	—	10.8
Net loss attributable to equity holders of IAMGOLD	$(11.6)	$(3.0)	$(20.5)	$(58.7)
Denominator (in millions)
Weighted average number of common shares (basic)	473.8	468.0	471.9	467.9
Basic and diluted loss from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$(0.02)	$(0.02)	$(0.04)	$(0.15)
Basic and diluted earnings from discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	—	0.02	—	0.02
Basic and diluted earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$(0.02)	$—	$(0.04)	$(0.13)
Equity instruments excluded from the computation of diluted earnings per share, which could be dilutive in the future, were as follows:

		Three months ended September 30,		Nine months ended September 30,
(in millions)	Notes	2020	2019	2020	2019
Share options	23(a)	4.7	7.6	4.7	7.6
Full value awards	23(b)	6.7	5.3	6.7	5.3
Contingently issuable shares		—	1.0	—	1.0
		11.4	13.9	11.4	13.9
IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020

23.    SHARE-BASED COMPENSATION
(a)Share option award plan
A summary of the status of the Company's share option award plan units and changes during the period is presented below:

Nine months ended September 30, 2020	Share options (in millions)	Weighted average exercise price (C$/share)[1]
Outstanding, beginning of the period	7.5	$5.11
Exercised	(1.7)	4.02
Expired	(1.1)	7.72
Outstanding, end of the period	4.7	$4.91
Exercisable, end of the period	2.3	$4.58
1Exercise prices are denominated in Canadian dollars. The exchange rate at September 30, 2020 between the U.S. dollar and Canadian dollar was
$0.7506/C$.
(b)Full value award plans
(i) Full value award reserve
A summary of the status of the Company’s deferred share units, restricted share units, and performance share units issued to employees and directors under the full value award plan and changes during the period is presented below.

Nine months ended September 30, (in millions)	2020
Outstanding, beginning of the period	5.3
Granted	3.2
Issued	(1.2)
Forfeited and withheld for tax	(0.6)
Outstanding, end of the period	6.7
(ii) Summary of awards granted
Deferred share units
The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the deferred share units granted. The estimated fair value of the awards is expensed over their vesting period.

Nine months ended September 30,	2020
Weighted average risk-free interest rate	0.6%
Weighted average expected volatility[1]	64.0%
Weighted average dividend yield	0.0%
Weighted average expected life of deferred share units issued (years)	0.8
Weighted average grant-date fair value (C$ per share)	$3.68
Weighted average share price at grant date (C$ per share)	$3.68
1Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the units.
Restricted share units
The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the restricted share units granted. The estimated fair value of the awards is expensed over their vesting period.

Nine months ended September 30,	2020
Weighted average risk-free interest rate	0.5%
Weighted average expected volatility[1]	54.0%
Weighted average dividend yield	0.0%
Weighted average expected life of restricted share units issued (years)	3.0
Weighted average grant-date fair value (C$ per share)	$3.32
Weighted average share price at grant date (C$ per share)	$3.32
1Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the restricted share units.
IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020

Performance share units
The following were the inputs to the Monte Carlo model used in determining the fair value of the performance share units granted. The estimated fair value of the awards is expensed over their vesting period.

Nine months ended September 30,	2020
Risk-free interest rate	0.5%
Expected volatility[1]	53.8%
Dividend yield	0.0%
Expected life of restricted share units issued (years)	3.0
Grant-date fair value (C$ per share)	$3.23
Share price at grant date (C$ per share)	$3.30
1Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the restricted share units.
24.    COST OF SALES

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Operating costs[1]	$175.5	$168.9	$497.9	$505.6
Royalties	16.2	12.8	42.9	35.6
Depreciation expense[2]	65.3	69.9	187.1	202.2
	$257.0	$251.6	$727.9	$743.4
1Operating costs include mine production, transport and smelter costs, and site administrative expenses.
2Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.
25.    OTHER EXPENSES

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
COVID-19 expenses[1]	$10.4	$—	$23.2	$—
Rosebel temporary suspension costs	7.9	—	16.0	—
Care and maintenance costs[2]	—	—	4.0	—
Write-down of assets	0.4	2.5	1.6	6.0
Consulting costs	0.4	1.5	1.7	3.5
Impairment charge	—	—	—	12.5
Changes in asset retirement obligations at closed sites	—	—	—	2.2
Restructuring costs	—	—	—	3.2
Other	0.7	2.7	2.2	5.2
	$19.8	$6.7	$48.7	$32.6
1COVID-19 expenses pertain to incremental costs incurred resulting from the impact of COVID-19 on the operations of the Company. Specifically, costs related to incremental labour, transportation, safety and other new operational measures and processes implemented to manage the impact of COVID-19.
2Westwood mine was placed on care and maintenance on March 25, 2020 as directed by the Government of Quebec in response to the global COVID-19 crisis as mining was considered a non-essential business. Subsequently, on April 15, 2020, Westwood commenced the restart of operations from care and maintenance following the April 13, 2020 confirmation from the Government of Quebec that mining is an essential business.
IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020

26.    FINANCE COSTS

		Three months ended September 30,		Nine months ended September 30,
	Notes	2020	2019	2020	2019
Interest expense		$2.4	$1.8	$6.8	$5.8
Credit facility fees		1.0	1.2	3.4	3.6
Accretion expense - Gold prepayment	18	2.4	—	7.0	—
Accretion expense - Other		—	—	0.1	0.7
		$5.8	$3.0	$17.3	$10.1
Total interest paid during the three and nine months ended September 30, 2020 was $14.1 million and $30.3 million (three and nine months ended September 30, 2019 - $0.7 million and $15.4 million). Interest paid relates to interest charges on notes, credit facilities, the equipment loans and leases.
27.    INTEREST INCOME, DERIVATIVES AND OTHER INVESTMENT GAINS (LOSSES)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2020	2019	2020	2019
Interest income		$1.7	$3.3	$7.3	$9.7
Gain (loss) on non-hedge derivatives and warrants	19(c)	(20.6)	7.0	(39.6)	17.0
Gain on establishment of the Rosebel UJV	4	—	—	16.9	—
Gain on sale of 70% interest in the Eastern Borosi property		4.1	—	4.1	—
Loss on redemption of 7% Senior Notes	17(b)	(22.5)	—	(22.5)	—
Other gains (losses)		0.7	(0.1)	0.7	0.1
		$(36.6)	$10.2	$(33.1)	$26.8
28.    CASH FLOW ITEMS
(a)    Adjustments for other non-cash items within operating activities

		Three months ended September 30,		Nine months ended September 30,
	Notes	2020	2019	2020	2019
Share-based compensation		$2.2	$2.1	$6.2	$6.6
Write-down of assets		0.4	2.5	2.5	6.0
Write-down of inventories	8	2.2	0.5	3.4	2.4
Gain on sale of interest in Eastern Borosi property		(4.1)	—	(4.1)	—
Effects of exchange rate fluctuation on cash and cash equivalents		(6.3)	4.9	0.5	2.8
Effects of exchange rate fluctuation on short-term investments		—	1.1	—	2.3
Effects of exchange rate fluctuation on restricted cash		(1.1)	1.1	(1.2)	1.2
Impairment charge		—	—	—	12.5
Other		2.1	(1.7)	3.4	(0.1)
		$(4.6)	$10.5	$10.7	$33.7
IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020

(b)Movements in non-cash working capital items and non-current ore stockpiles

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Receivables and other current assets	$(15.3)	$2.5	$(19.9)	$3.9
Inventories and non-current ore stockpiles	4.8	4.0	(16.7)	(12.7)
Accounts payable and accrued liabilities	7.2	(20.1)	(4.6)	(32.0)
	$(3.3)	$(13.6)	$(41.2)	$(40.8)
(c)Net cash used in operating activities related to closed mines

		Three months ended September 30,		Nine months ended September 30,
	Notes	2020	2019	2020	2019
Net loss from closed mines		$(0.2)	$(0.2)	$(0.8)	$(8.2)
Adjustments for:
Share of net loss from investment in associate and incorporated joint ventures, net of income taxes	9	—	—	—	(0.1)
Finance costs at closed mines	26	0.1	0.2	0.6	0.7
Changes in estimates of asset retirement obligations at closed sites	25	—	—	—	2.2
Other		—	—	0.1	—
Loss on investment in Yatela		—	—	—	5.3
Movement in non-cash working capital at closed sites		—	—	(0.1)	—
Adjustments for cash items:
Disbursements related to asset retirement obligations at closed sites		(0.3)	(0.2)	(1.4)	(1.3)
		$(0.4)	$(0.2)	$(1.6)	$(1.4)
(d) Other investing activities

		Three months ended September 30,		Nine months ended September 30,
	Notes	2020	2019	2020	2019
Advances to Staatsolie		$(8.9)	$—	$(15.9)	$—
Repayments from Staatsolie		12.7	—	20.6	—
Disposal (acquisition) of investments		(0.1)	—	(2.9)	0.2
Repayment (prepayment) for other assets		0.2	0.6	0.2	2.1
Advances to related parties	30	—	—	—	(0.1)
Repayments from related parties	30	—	0.1	0.1	4.2
Capital expenditures for exploration and evaluation assets		—	(0.9)	—	(2.1)
Increase in restricted cash		—	—	—	(3.5)
Purchase of additional common shares of associate		—	—	—	(0.8)
Other		0.4	0.4	0.2	0.5
		$4.3	$0.2	$2.3	$0.5
IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020

(e) Reconciliation of long-term debt arising from financing activities

	Notes	Equipment Loans	5.75% Senior Notes	7% Senior Notes	Total
Balance, January 1, 2019		$—	$—	$398.5	$398.5
Cash changes:
Proceeds from equipment loans	17(c)	23.3	—	—	23.3
Deferred transaction costs		(0.3)	—	—	(0.3)
Repayments		(2.3)	—	—	(2.3)
Non-cash changes:
Amortization of deferred financing charges		—	—	0.9	0.9
Foreign currency translation		(0.3)	—	—	(0.3)
Change in fair value of embedded derivative	17(b)	—	—	(11.3)	(11.3)
Balance, December 31, 2019		$20.4	$—	$388.1	$408.5
Cash changes:
Gross proceeds		10.9	450.0	—	460.9
Deferred transaction costs		—	(7.5)	—	(7.5)
Repayments		(4.3)	—	(421.3)	(425.6)
Non-cash changes:
Amortization of deferred financing charges		0.1	—	0.5	0.6
Foreign currency translation		1.6	—	—	1.6
Change in fair value of embedded derivative	17(b)	—	—	12.0	12.0
Loss on redemption		—	—	22.5	22.5
Other		—	—	(1.8)	(1.8)
Balance, September 30, 2020		$28.7	$442.5	$—	$471.2
29.    COMMITMENTS

	September 30, 2020	December 31, 2019
Purchase obligations	$105.1	$124.4
Capital expenditure obligations	51.7	42.0
Lease obligations	75.4	65.2
	$232.2	$231.6
Commitments – payments due by period

As at September 30, 2020	Total	<1 yr1	1-2 yrs[2]	3-4 yrs[3]	>4 yrs[4]
Purchase obligations	$105.1	$98.1	$5.2	$1.0	$0.8
Capital expenditure obligations	51.7	51.3	0.4	—	—
Lease obligations	75.4	5.5	38.1	27.9	3.9
	$232.2	$154.9	$43.7	$28.9	$4.7
1Due over the period from October 1, 2020 to December 31, 2020.
2Due over the period from January 1, 2021 to December 31, 2022.
3Due over the period from January 1, 2023 to December 31, 2024.
4Due from January 1, 2025 and beyond.
IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020

30.    RELATED PARTY TRANSACTIONS
The Company had the following related party transactions included in Receivables and other current assets and in Assets classified as held for sale in the Consolidated balance sheets:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Sadiola and Yatela (Non-interest bearing)
Balance, beginning of the period	$(0.1)	$0.1	$—	$0.1
Advances	0.1	—	0.1	0.1
Repayments	—	(0.1)	(0.1)	(0.2)
Balance, end of the period	$—	$—	$—	$—
Sadiola Sulphide Project (LIBOR plus 2%)[1]
Balance, beginning of the period	$—	$10.0	$—	$14.0
Repayments	—	—	—	(4.0)
Balance, end of the period	$—	$10.0	$—	$10.0
1These advances were part of an extended loan agreement, reached in the fourth quarter of 2016, for the Sadiola Sulphide Project, and are to be repaid on the earlier of December 31, 2020 or, at such time as Sadiola has sufficient free cash flow.
31.    SEGMENTED INFORMATION
The Company’s gold mines are divided into geographic segments as follows:
•Burkina Faso - Essakane mine;
•Suriname - Rosebel mine and Saramacca pit;
•Canada - Doyon division, including Westwood mine;
•Discontinued operations - Incorporated joint ventures (Mali) - Sadiola mine (41%) and Yatela mine (40%), classified as held for sale.
The Company’s non-gold mine segments are divided as follows:
•Côté Gold Project
•Exploration and evaluation and development; and
•Corporate - includes royalty interests located in Canada and investments in associates and incorporated joint ventures.

	September 30, 2020			December 31, 2019
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Burkina Faso	$940.9	$1,287.8	$294.4	$958.1	$1,255.6	$254.2
Suriname	692.0	982.1	399.1	756.1	938.5	360.8
Canada	335.0	351.3	209.3	315.4	338.9	203.7
Total gold mines excluding incorporated joint ventures	1,967.9	2,621.2	902.8	2,029.6	2,533.0	818.7
Côté Gold Project[1]	504.2	528.4	14.6	457.0	460.8	8.2
Exploration and evaluation and development	64.9	171.0	4.6	53.7	144.7	5.4
Corporate[2]	76.4	689.2	661.9	58.8	723.6	611.0
Total per consolidated financial statements	$2,613.4	$4,009.8	$1,583.9	$2,599.1	$3,862.1	$1,443.3
Discontinued operations - Incorporated joint ventures (Mali)[3]	$64.6	$143.5	$120.4	$63.5	$140.7	$123.2
1 The Côté Gold Project is considered a separate operating segment following the decision to proceed with construction as the financial information for the Project is reviewed regularly by the Company’s Chief Operating Decision Maker to assess the performance of the Project and to make resource allocation decisions. The Project includes the financial information of the Côté Gold Unincorporated Joint Venture (the "UJV") as well as other financial information for Côté Gold outside of the UJV.
2 The carrying amount of the Investment in incorporated joint ventures is included in the corporate segment as non-current assets.
3 The breakdown of the financial information for the incorporated joint ventures has been disclosed above as it is reviewed regularly by the Company's Chief Operating Decision Maker ("CODM") to assess the performance of the incorporated joint ventures and to make resource allocation decisions.

IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020

Three months ended September 30, 2020

	Consolidated statement of earnings information							Net capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$214.1	$117.7	$46.2	$—	$—	$4.4	$45.8	$22.7
Suriname	76.2	41.9	13.9	—	0.6	13.5	6.3	11.3
Canada	44.8	32.1	4.8	—	—	1.0	6.9	7.9
Total gold mines excluding incorporated joint ventures	335.1	191.7	64.9	—	0.6	18.9	59.0	41.9
Côté Gold Project[5]	—	—	—	—	0.6	—	(0.6)	14.4
Exploration and evaluation and development[6]	—	—	—	—	4.5	0.1	(4.6)	4.0
Corporate[7]	—	—	0.4	11.1	—	0.8	(12.3)	0.3
Total per consolidated financial statements	$335.1	$191.7	$65.3	$11.1	$5.7	$19.8	$41.5	$60.6
Discontinued operations - Incorporated joint ventures (Mali)[8]	13.4	11.2	—	—	—	—	2.2	—
	$348.5	$202.9	$65.3	$11.1	$5.7	$19.8	$43.7	$60.6
1 Excludes depreciation expense.
2 Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.
3 Includes depreciation expense relating to Corporate and Exploration and evaluation assets.
4 Includes cash expenditures for Property, plant and equipment and Exploration and evaluation assets.
5 The Côté Gold Project is considered a separate operating segment following the decision to proceed with construction as the financial information for the Project is reviewed regularly by the Company’s Chief Operating Decision Maker to assess the performance of the Project and to make resource allocation decisions. The Project includes the financial information of the Côté Gold Unincorporated Joint Venture (the "UJV") as well as other financial information for Côté Gold outside of the UJV.
6 Closed site costs on Exploration and evaluation properties included in Other expenses.
7 Includes earnings from royalty interests.
8 Net earnings (loss) from incorporated joint ventures are included in a separate line in the Consolidated statements of earnings (loss). The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s CODM to assess its performance and to make resource allocation decisions.
Three months ended September 30, 2019

	Consolidated statement of earnings information							Net capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$156.6	$97.6	$39.9	$—	$—	$0.1	$19.0	$20.1
Suriname	83.8	63.5	17.4	—	0.7	2.5	(0.3)	20.5
Canada	34.0	20.6	11.8	—	—	1.1	0.5	5.3
Total gold mines excluding incorporated joint ventures	274.4	181.7	69.1	—	0.7	3.7	19.2	45.9
Côté Gold Project[5]	—	—	—	—	0.5	—	(0.5)	8.1
Exploration and evaluation and development[6]	—	—	—	—	6.5	—	(6.5)	—
Corporate[7]	—	—	0.8	9.9	—	3.0	(13.7)	1.2
Total per consolidated financial statements	$274.4	$181.7	$69.9	$9.9	$7.7	$6.7	$(1.5)	$55.2
Discontinued operations - Incorporated joint ventures (Mali)[8]	21.7	13.2	0.4	—	—	—	8.1	—
	$296.1	$194.9	$70.3	$9.9	$7.7	$6.7	$6.6	$55.2
1 Excludes depreciation expense.
2 Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.
3 Includes depreciation expense relating to Corporate and Exploration and evaluation assets.
4 Includes cash expenditures for Property, plant and equipment and Exploration and evaluation assets.
5 The Côté Gold Project is considered a separate operating segment following the decision to proceed with construction as the financial information for the Project is reviewed regularly by the Company’s Chief Operating Decision Maker to assess the performance of the Project and to make resource allocation decisions. The Project includes the financial information of the Côté Gold Unincorporated Joint Venture (the "UJV") as well as other financial information for Côté Gold outside of the UJV.
6 Closed site costs on Exploration and evaluation properties included in Other expenses.
7 Includes earnings from royalty interests.
8 Net earnings (loss) from incorporated joint ventures are included in a separate line in the Consolidated statements of earnings (loss). The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s CODM to assess its performance and to make resource allocation decisions.
IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020

Nine months ended September 30, 2020

	Consolidated statements of earnings (loss) information							Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$500.7	$293.9	$119.0	$—	$—	$13.4	$74.4	$76.3
Suriname	276.7	168.2	51.4	—	2.0	25.5	29.6	47.4
Canada	116.8	78.7	15.4	—	—	6.8	15.9	17.2
Total gold mines excluding incorporated joint ventures	894.2	540.8	185.8	—	2.0	45.7	119.9	140.9
Côté Gold Project[5]	—	—	—	—	1.6	(0.1)	(1.5)	35.1
Exploration and evaluation and development[6]	—	—	—	—	15.5	0.5	(16.0)	9.9
Corporate[7]	—	—	1.3	31.7	—	2.6	(35.6)	0.4
Total per consolidated financial statements	$894.2	$540.8	$187.1	$31.7	$19.1	$48.7	$66.8	$186.3
Discontinued operations - Incorporated joint ventures (Mali)[8]	46.9	34.0	—	—	—	—	12.9	—
	$941.1	$574.8	$187.1	$31.7	$19.1	$48.7	$79.7	$186.3
1 Excludes depreciation expense.
2 Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.
3 Includes depreciation expense relating to Corporate and Exploration and evaluation assets.
4 Includes cash expenditures for Property, plant and equipment and Exploration and evaluation assets.
5 The Côté Gold Project is considered a separate operating segment following the decision to proceed with construction as the financial information for the Project is reviewed regularly by the Company’s Chief Operating Decision Maker to assess the performance of the Project and to make resource allocation decisions. The Project includes the financial information of the Côté Gold Unincorporated Joint Venture (the "UJV") as well as other financial information for Côté Gold outside of the UJV.
6 Closed site costs on Exploration and evaluation properties included in Other expenses.
7 Includes earnings from royalty interests.
8 Net earnings (loss) from incorporated joint ventures are included in a separate line in the Consolidated statements of earnings (loss). The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s CODM to assess its performance and to make resource allocation decisions.
Nine months ended September 30, 2019

	Consolidated statements of earnings (loss) information							Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Other	Earnings (loss) from operations
Gold mines
Burkina Faso	$417.7	$281.4	$107.5	$—	$—	$13.5	$15.3	$77.5
Suriname	263.9	189.5	51.9	—	2.1	3.6	16.8	60.2
Canada	90.3	70.3	35.9	—	—	7.9	(23.8)	25.2
Total gold mines excluding incorporated joint ventures	771.9	541.2	195.3	—	2.1	25.0	8.3	162.9
Côté Gold Project[5]	—	—	—	—	1.7	—	(1.7)	24.5
Exploration and evaluation and development[6]	—	—	—	—	23.4	0.3	(23.7)	—
Corporate[7]	—	—	6.9	30.9	—	7.3	(45.1)	2.6
Total per consolidated financial statements	$771.9	$541.2	$202.2	$30.9	$27.2	$32.6	$(62.2)	$190.0
Discontinued operations - Incorporated joint ventures (Mali)[8]	55.0	34.8	1.2	—	—	—	19.0	—
	$826.9	$576.0	$203.4	$30.9	$27.2	$32.6	$(43.2)	$190.0
1Excludes depreciation expense.
2Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.
3Includes depreciation expense relating to Corporate and Exploration and evaluation assets.
4Includes cash expenditures for Property, plant and equipment, Exploration and evaluation assets and finance lease payments.
5The Côté Gold Project is considered a separate operating segment following the decision to proceed with construction as the financial information for the Project is reviewed regularly by the Company’s Chief Operating Decision Maker to assess the performance of the Project and to make resource allocation decisions. The Project includes the financial information of the Côté Gold Unincorporated Joint Venture (the "UJV") as well as other financial information for Côté Gold outside of the UJV.
6Closed site costs on Exploration and evaluation properties included in Other expenses.
7Includes earnings from royalty interests.
8Net earnings (loss) from incorporated joint ventures are included in a separate line in the Consolidated statements of earnings (loss). The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s CODM to assess its performance and to make resource allocation decisions.
IAMGOLD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS - SEPTEMBER 30, 2020